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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49018

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERCURY SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1101 Fifth Avenue, Suite 270
                                    (No. and Street)

San Rafael   CA   94901
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Maia McGehee   (415)454-4184
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP

(Name – if individual, state last, first, middle name)

517 ROUTE 1 SOUTH, SUITE 4103	ISELIN	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/6

OATH OR AFFIRMATION

I, __Maia McGehee_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Mercury Securities, LLC_____, as of __December 31_____, 20 __09___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

A. M. YAJNIK
COMM. #1756858
Notary Public · California
Marin County
My Comm. Expires Jul. 13, 2011

NR01   NR01

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Independent Auditors on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MERCURY SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

MERCURY SECURITIES, LLC

CONTENTS



ACSB

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Members of
Mercury Securities, LLC

We have audited the accompanying statement of financial condition of **Mercury Securities, LLC** (the "Company"), as of December 31, 2009, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Mercury Securities, LLC** as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower + Co., LLP

Iselin, New Jersey
February 22, 2010

New York　　　•　　　New Jersey　　　•　　　Cayman Islands

MERCURY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

ASSETS

Cash	$	6,528
Prepaid expenses		606
Total assets	$	7,134
MEMBERS' EQUITY	$	7,134

The accompanying notes are an integral part of these financial statements.

MERCURY SECURITIES, LLC

STATEMENT OF OPERATIONS

	Year Ended December 31, 2009
Revenues	
Commissions	$ 127,815
Expenses	
Fees and licenses	2,627
Insurance	384
Rent	984
Commissions	114,750
Professional fees	3,615
Miscellaneous	712
Total expenses	123,072
Net income before income taxes	4,743
Income tax provision	(800)
Net income	$ 3,943

The accompanying notes are an integral part of these financial statements.

MERCURY SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Year Ended December 31, 2009
Balance, January 1, 2009	$ 6,191
Net income	3,943
Distributions	(3,000)
Balance, December 31, 2009	$ 7,134

The accompanying notes are an integral part of these financial statements.

MERCURY SECURITIES, LLC

STATEMENT OF CASH FLOWS

	Year Ended December 31, 2009
Cash flows from operating activities	
Net income	$ 3,943
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in cash flows as a result of changes in asset and liability account balances:	
Prepaid expenses	(606)
Net cash provided by operating activities	3,337
Cash flows used in investing activities	
Distributions to Members	(3,000)
Net increase in cash	337
Cash, January 1, 2009	6,191
Cash, December 31, 2009	$ 6.528
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Mercury Securities, LLC (the "Company"), was formed as a limited liability company in the State of California on March 14, 2005. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company earns commissions from the sales of mutual funds and variable annuities. The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Commission income is recorded on a trade date basis.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

Income Taxes

The Company files its tax returns as a partnership, consequently net income or loss, in general, is apportioned to the Members and reported in their personal income tax returns. In addition, the Company is subject to the gross receipts tax in California.

In accordance with GAAP, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to members' equity as of January 1, 2009. Based on its analysis, management has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in the accompanying statement of operations as other expenses, if assessed. No interest expense or penalties have been assessed as of and for the year ended December 31, 2009.

2. Related Party Transactions

The Company is co-obligated under a lease for its office facilities under an agreement that expires on May 31, 2013. The lease contains provisions for escalations based on increases in certain costs incurred by the lessor. Monthly minimum lease payments aggregate approximately $4,000.

Pursuant to an agreement with the co-obligor (an entity controlled by the majority owner of the Company), the Company's share of the lease is 10%. The company was paying rent for $984 for the year ended December 31, 2009.

3. Net Capital Requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $6,528, which was $1,528 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was zero.

4. Subsequent Events

These financial statements were approved by management and available for issuance on February 22, 2010. Subsequent events have been evaluated through this date.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2009
Total members' equity	$ 7,134
Deductions:	
Non-allowable assets:	$ 606
Net capital	$ 6,528
Computation of Net Capital Requirements	
Aggregate indebtedness	$ -
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)	$ 5,000
Excess net capital	$ 1,528
Percentage of aggregate indebtedness to net capital	0%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17-a-5, Part IIA filing as of December 31, 2009.

MERCURY SECURITIES, LLC

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

DECEMBER 31, 2009



Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS' ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members of
Mercury Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of **Mercury Securities, LLC** (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co, LLP

Iselin, New Jersey
February 22, 2010

MERCURY SECURITIES, LLC

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S EXCLUSION FROM MEMBERSHIP FORM
PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4)
AND STATEMENT OF EXCLUSION FROM MEMBERSHIP
UNDER THE SECURITIES INVESTOR PROTECTION ACT OF 1970

DECEMBER 31, 2009



ACSB

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

One Penn Plaza
36th Floor
New York, NY 10119
212.867.1319

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN
EXCLUSION FROM MEMBERSHIP FORM

To the Members of
Mercury Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Certification of Exclusion from Membership (Form SIPC-3) to the Securities Investor Protection Corporation ("SIPC") for the fiscal year ending December 31, 2009, which were agreed to by **Mercury Securities, LLC** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other state regulatory authorities, solely to assist you and the other specified parties in evaluating Mercury Securities, LLC's compliance with the applicable instructions of the Form SIPC-3. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

(i)   Reviewed the annual report for fiscal years ending in 1976 and each fiscal year thereafter to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported. We noted no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co, LLP

Iselin, New Jersey
February 22, 2010

New York • **New Jersey** • **Cayman Islands**

MERCURY SECURITIES, LLC

STATEMENT OF EXCLUSION FROM MEMBERSHIP UNDER THE
SECURITIES INVESTOR PROTECTION ACT OF 1970

December 31, 2009

	Date Filed	Name of Collection Agent
SIPC-3	January 15, 2009	Securities Investor Protection Corporation

See accompanying Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.